RECEIVED
2009 JUL 13 A 8:20

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09046528

Our reference BB/jcd
Date July 1, 2009

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode June 2009 and the Pricing Supplements of June 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

7/13

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Irene Asscher-Vonk and Tom de Bruijn appointed to Supervisory Board of Rabobank Nederland

18-6-2009 | Press Release

The General Meeting of Rabobank Nederland has appointed Irene Asscher-Vonk and Tom de Bruijn as members of the Supervisory Board of Rabobank Nederland.

Irene Asscher-Vonk
The General Meeting of Rabobank Nederland has appointed Irene Asscher-Vonk as a member of the Supervisory Board of Rabobank Nederland. We are delighted that she will be joining us. Her far-reaching expertise in the field of Human Resources will be a welcome addition to the Supervisory Board, particularly in view of the current rapidly changing labour market", says Chairman of the Supervisory Board Dr L. (Lense) Koopmans. Irene Asscher-Vonk was nominated upon the recommendation by the Works Council of Rabobank Nederland. Her appointment was formally ratified by the General Meeting of Rabobank Nederland on Thursday, 18 June 2009.

Irene Asscher-Vonk is a Professor of Social Law at the Faculty of Law of Radboud University Nijmegen and has vast expertise in the field of labour law and social security. Completely in line with the current insights at Rabobank, she is fully convinced that the battle for scarce talent will be a decisive success factor for companies within a rapidly changing labour market. Irene Asscher-Vonk is furthermore a member of the Supervisory Boards of KLM, Arriva, Philip Morris Holland and TBI. She also serves as the chairperson of various arbitration boards and courts.

Tom de Bruijn
The General Meeting of Rabobank Nederland has appointed Tom de Bruijn as a member of the Supervisory Board of Rabobank Nederland. "Thanks to his clear affinity with the co-operative model and extensive experience within the Rabobank organisation, Tom de Bruijn has the perfect profile for serving as the axis between Rabobank Nederland and the local member banks", says Lense Koopmans. His appointment was formally ratified by the General Meeting of Rabobank Nederland on Thursday, 18 June 2009. Tom de Bruijn was nominated upon the recommendation of the local member banks.

Tom de Bruijn is an agricultural business owner in the field of ornamental plant cultivation. Due to his former positions as Supervisory Director of Rabobank Westland and as a local committee leader and member of the Central Delegates Assembly, Mr De Bruijn is strongly rooted in the world of the local Rabobanks and can provide considerable added value to the operation of governance within Rabobank Nederland. Tom de Bruijn also serves as Chairman of the Advisory Commission of the Greenhouse Horticulture Research Programme and as a member of the Board of Directors of the Netherlands Innovative Greenhouse Horticulture Foundation.

Reappointments
In addition to the appointments of Ms Irene Asscher-Vonk and Mr Tom de Bruijn, the General Meeting of Rabobank Nederland approved the reappointment of Dr L. Koopmans and Dr M.J.M. Tielen as members of the Supervisory Board of

Rabobank Nederland, both of whom had retired by rotation. They were renominated for appointment in view of their experience and expertise.

The current Supervisory Board of Rabobank Nederland is comprised of the following members: Dr Lense Koopmans (chairman), Antoon Vermeer (deputy chairman), Irene Asscher-Vonk, Bernard Bijvoet, Tom de Bruijn, Sjoerd Eisma, Dr Louise Fresco, Rinus Minderhoud, Paul Overmars, Herman Scheffer, Dr Martin Tielen, Dr Aad Veenman, Dr Cees Veerman and Dr Arnold Walravens.

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Annual sustainability report 2008: Responsible banking for a sustainable future

29-6-2009 | Other news

One of the cornerstones of the Rabobank Group strategy is a high-quality policy for corporate social responsibility. Within this scope, we have continued to develop our CSR activities and financial services in 2008.

In 2008, we took the initiative to define Food & Agribusiness Principles which illustrate how Rabobank Group goes about its business in the international food & agri market. The principles address issues such as:

Adequate and safe food production

Sustainable use of natural resources

A responsible society where public welfare is key

Ethical treatment of animals

Awareness among consumers and citizens.

The Food & Agribusiness Principles are a natural progression from our deep commitment to clients operating in agriculture, horticulture and cattle-farming. We have also drafted policies for several CSR-sensitive sectors which help us take a socially responsible approach to the potential impact of our funding.

Easy on line access
With the environment in mind, our sustainability report is available online and not in print. With the digital version, you can browse through the sustainable report in combination with our other financial reports by selecting keywords. You can also generate charts, create your own Rabo Report and download the entire report or specific chapters.

Related Information

Rabobank Annual Sustainability Report 2008

Corporate Social Responsibility

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Food safety in China from farm to fork

26-6-2009 | Other news

Food safety starts at the beginning of the food supply chain. From farm to fork, all food and agriculture companies are at risk to food safety. "As a food and agricultural financier in Asia, Rabobank emphasises sustainability-oriented banking and sees a shared responsibility in promoting food safety along the whole food value chain," said Robert Jan van Zadelhoff, Head of Rabobank Asia.

Fragmentation in China
Food safety risks are spread along the value chain from farm to fork. "The major challenge in China is fragmentation. Each step in the food chain may take place in different regions and by different players – starting from input supply, feeding, slaughtering and processing to distribution," said Jean-Yves Chow, Senior Analyst, Rabobank North East Asia.

In recent years, China's Central Government launched a number of policies and regulations aimed at enforcing food safety standards. Yet, inefficient control and penalty measures resulted in a number of food incidents in China, like the Melamine milk scandal in 2008.

Developing quality control
However, food safety issues are not confined to one country and its national boundaries. Today's food safety chain is getting longer, more complicated and becoming more international. "Discrepancies in policies across borders are inevitable both in design and enforcement," said Brady Sidwell, Head of Food & Agribusiness Research and Advisory, Rabobank North-East Asia.

"Transparency and quality control will help companies in China to build confidence and acceptance of their products both at home and abroad," said Gilles Boumeester, Head of Rabobank North East Asia.

Finding perspective and solutions
"We need solutions for food safety related to standards, shared responsibilities and supply chain management through alliances, procurement and marketing agreements," said Sidwell.

Before coming up with solutions, we need to understand the importance of food safety. "From a corporate perspective, food safety is closely associated with a brand's reputation. Adverse food safety news will influence consumer confidence. Suppliers who cannot satisfy product safety standards will lose business in the end," said Sidwell.

Investing in the value chain
A strong regulatory framework and executive control are not enough to maintain food safety standards, said Chow. "It is necessary to invest into areas such as quality control, auditing and record-keeping to monitor and enhance the quality of food production, and to increase value chain accountability as well as transparency."

"Zero risk does not exist, thus potentially any company could be at risk. Companies who have a contingency plan will be in the best position to avoid excessive food safety exposure," Chow continued.

"Our Food & Agri specialists always take food safety into account when working and talking with our clients to identify the investment opportunities and propose risk management strategies," concluded Robert Jan van Zadelhoff, Head of Rabobank Asia.

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Is chocolate recession proof?

25-6-2009 | Other news

Eating chocolate has a 'feel good factor' and is considered an affordable luxury in some countries. However, during the financial downturn, luxury chocolate shops in airports and duty-free gift purchases are likely to suffer a significant drop in chocolate sales. Rabobank sees a sales dip in premium brand chocolates as one of many risks to producers in the report 'Is Chocolate Recession Proof?'

From the late 1990s up to 2007, consumers traded up to luxury goods and this trend was dubbed 'premiumisation'. Chocolate companies developed new strategies to supply the chocolate loving community with indulgences in higher priced products and premium brands.

Trading down
Unfortunately for those cashing in on the trading up trend, historic evidence suggests that chocolate is not immune to recession. Now a reverse trend of consumers trading down in the chocolate market is expected, says Rabobank report author and chocolate analyst Maria Castroviejo.

In 2009, Rabobank expects the global and European chocolate volume to decline moderately, and to shrink more so than in previous financial crises. "Given the trading up that took place over the last few years, there is greater room for trading down in value during this economic crisis than during previous ones," said Castroviejo.

Vulnerability in emerging markets
With the current financial situation, sales in emerging markets, particularly in Eastern Europe, are likely to decline significantly and may affect chocolate producers in Western Europe.

"In Eastern Europe, the impact of the recession is amplified by the deterioration of the local currencies," said Castroviejo. "Many of the largest Western European chocolate players are present in Eastern Europe, making them more vulnerable."

Benefitting from the current market conditions
Not all the chocolate manufacturers are likely to suffer. "Some companies may clearly benefit from the current environment as the market consolidates at the expense of the less differentiated players, and those who already had a weaker financial position before the downturn started," said Castroviejo.

For some chocolate makers, the new market conditions may represent an extra chance for growth which was not present before the financial crisis. Private labels or supermarket brands are gaining share in all fast-moving consumer goods categories and certain chocolate segments, such as tablets or seasonal chocolates.

"Some companies who were criticised for not having luxury products in their portfolios, are now doing better during the financial crisis because they have lower priced options for the current market trend on trading down," said Castroviejo.

"Leading brands and strong private label suppliers are likely to come out of the current downturn in a stronger position than before," said Castroviejo.

European chocolate market
In 2008, 7.4 million tonnes of chocolate were consumed globally, and Europeans alone ate 3.8 tonnes. This means that last year more than 50 percent of the world's chocolate was consumed by Europeans in Eastern Europe, Western Europe and Russia. In 2008, Rabobank estimated global chocolate consumption had a retail value of around EUR 73 billion.

The recent report 'Is Chocolate Recession Proof?' was produced by Rabobank's Food & Agri Research and Advisory (FAR). The full report gives further details about the 2009 European chocolate market and the implications of the economic downturn on volume, value and margins.

Related information

Will chocolate be comforting this holiday season?

Food & Agribusiness Research

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Retiring Heemskerk's parting advice: 'Safeguard this structure'

19-6-2009 | Other news

"When I was appointed Chairman of the Executive Board in December 2002, the Financial Times described me as a 'banker on a pile of manure'. The Economist now calls this 'proud to be dull,'" said the retiring Bert Heemskerk. The Chairman paused to reflect on his career and take stock of recent developments during his final speech at the Rabobank General Meeting 18 June.

Heemskerk's banking career
Unlike his predecessors, Bert Heemskerk was already a seasoned banker when he first joined Rabobank. After studying philosophy, theology and macro-economics, Heemskerk started his banking career in 1969 at the Amro Bank (later ABN AMRO). Twenty years later, he joined Van Lanschot Bankiers, and in 2002, he accepted the position as Chairman of the Executive Board of Rabobank Nederland.

Ardent Rabo-Ambassador
In the last few years, Heemskerk has become known as an ardent Rabo- Ambassador who preached the cooperative philosophy with flair and vitality. Under his leadership, Rabobank blossomed into a self-assured commercial bank. Heemskerk's most significant achievement was definitely the merger of Interpolis and Achmea, from which Rabobank acquired a significant stake in Eureko.

Microfinance
Under Bert Heemskerk's guidance, Rabobank's ambition to be the global food and agri bank has led to diverse foreign investments. He also internationally propagated the potential of micro-financing in battling poverty, and was very involved in the activities of Rabo Development.

A better world
The cooperative structure has turned out to be a powerful weapon in times of aggressive hedge-funds and militant shareholders. During an exclusive interview, the Dutch Newspaper de Volkskrant asked Heemskerk whether everyone should implement the Rabo-model, he said, "It would guarantee a better world."

No reservations
While most bankers have kept a low profile during the last months, Bert Heemskerk repeatedly voiced his concerns regarding the course of events in the financial world. With no reservations, he asked why Rabobank should take the blame for the actions of the fallen, high-risk international savings banks. He also openly criticised unfair competition between the current state-banks in the Netherlands. Shortly after, Heemskerk introduced the National Mortgage Guarantee scheme for the Dutch market.

Parting wisdom
Heemskerk concluded his speech by asking why Rabobank has suffered so little from the credit crisis. The answer, he believes, is that the cooperative structure at Rabobank has ensured that the banking operation has stayed on the straight and narrow path.

“While it’s possible to make a faux pas within our cooperative, it is impossible for us to completely lose our way thanks to the built-in system of checks and balances. We demonstrate our solidarity towards one another and safeguard each other via the mutual guarantees. We keep each other in check through the supervisory role of Rabobank Nederland vis-à-vis the local member banks and the control over this supervision exercised by the Central Delegates Assembly and the General Meeting,” said Heemskerk.

“Be sure to safeguard this structure,” concluded Heemskerk.

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'Sourcing excellence' re-enters the feed-to-food chain

19-6-2009 | Other news

"More than ever, purchasing raw materials at less favourable conditions than competitors can have a huge impact on corporate profitability and, of course, survival," said Rabobank analyst Albert Vernooij in a report released at the Agri Vision conference 16-18 June 2009. Volatility in commodity prices has brought the pricing of raw materials or 'sourcing' back to the table for food and agribusiness profitability in the feed-to-food chain.

Adapting sourcing strategies
During the recent commodity boom, 'sourcing' re-entered the animal feed-to-food value chain at full speed, and will remain a focus in the coming decades. Retail and foodservice companies are now adapting their sourcing strategies with suppliers. Therefore, operating procedures, business relationships and even the suppliers' sourcing strategies are changing all along the chain and between each link.

"The global feed-to-food value chain has switched from being supply driven with a long-term sustainable share for each link in the chain, to being demand driven. This is placing the retail and foodservice sectors in the leading positions, and farmers and abattoirs (slaughterhouses) have become the weaker links," said Albert Vernooij, author of the Rabobank report 'Changing Industry Landscapes'.

Sourcing excellence
Rabobank believes companies need to develop 'sourcing excellence' strategies. Being the best at sourcing can reduce costs, but can also help cope with potential supply risks for quality, logistics, animal welfare and food safety.

"By moving from total price risk to low price risk strategy, and shifting the risk upstream in the value chain, a company has the ability to source more parties and look for lower raw material costs. This could result in higher rewards than bearing the total risk," said Vernooij.

Industry innovation
Since Rabobank is expecting a 50 percent growth in meat consumption by 2025, sourcing strategies for grains and oilseeds will become even more important key success factors in company strategies into the future. Senior Industry Analyst, Ken Shwedel contemplates what this will do to grain sources in the future.

"With today's technology, and a 50 percent increase in consumption, it will take a significant increase in the production of grain to feed all those animals. While businesses in the animal protein sector will have to put more emphasis on sourcing, they will also have to look at new technology, innovation and a change in business model to be able to support this kind of consumption growth," said Shwedel.

Tailoring Food & Agri products
As an Agri Vision speaker, Sipko Schat also shared his views on volatility in the feed-to-food value chain. "Prices are forcing the feed industry to optimise sourcing, establish strong realtionships with their suppliers and apply different hedge strategies to ensure their profitability and mitigate risks."

"We expect commodity prices to continue to be very volatile in the coming decade once demand grows again in response to recovery of the economy as the effects of the financial and economic crisis fade away," said Schat, member of Rabobank's Executive Board.

Rabobank has also been sharpening its strategies internationally and is right-sizing operations. "Food and Agribusiness is our 'sweet spot' and we have already started to tailor our professional products more to the Food & Agri market," said Schat.

Every two years, the Agri Vision conference brings current and future concerns in feed-to-food chains to the podium. Organised 16-18 June 2009 by Nutreco in cooperation with Rabobank, the international food and agribusiness event attracts companies involved at the beginning of the chain in feeding animals and meat processing, all the way to the end of the chain with marketing and food consumption.

Agrivision

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After the earthquake

12-6-2009 | Other news

While the earthquake has passed, the aftershocks are still on the way and the damage has only begun to be inventoried. And the process of repairing the damage has not even started yet. This is more or less the situation in which we currently find ourselves. The global economy, which went into free fall from the fourth quarter of 2008, now appears to have reached calmer waters. There are even tentative signs pointing to the prospect of a gradual recovery. Rabobank's Chief Economist Dr. Wim Boonstra explains.

Should global trade once again start to pick up slightly, this would indeed clearly give the Dutch economy a boost. But the near-term outlook is still far from rosy. Unemployment in the Netherlands is set to climb higher in the coming period and this will have a further impact on domestic spending. Banks will be confronted with additional credit losses in the months ahead and this will place extra pressure on credit lending. The Dutch economy is expected on the whole to contract at the significant rate of approximately 6 percent in 2009 and is not anticipated to make a noteworthy recovery in 2010.

List of damages
Economic activity in the Netherlands is only expected to start picking up again gradually in the course of 2010. At that time the policy agenda will become increasingly dominated by the question of how to repair the damage. The list of damage will include themes such as a sharp rise in the government deficit, higher government debt, loss of employment, the increased loss of capital and the impending threat of inflation. The backdrop to the run-up to the next parliamentary elections in the Netherlands will consequently be formed by the issue of high unemployment and the limited financial scope for effectively combatting it.

Count our blessings
It is, however, important to bear in mind that, even after the Dutch economy has contracted by 6 percent, the Netherlands remains a wealthy country both in a historical perspective and in comparison to the rest of the world. During a period of adversity, it is more vital than ever to keep a cool head and count our blessings. This is because incorrect policy decisions concerning matters such as Europe, free trade and the operation of the market mechanism could in the longer term inflict more damage than the credit crisis. The future of the next decade will be decided in the months ahead. Will it be a period of structural sluggishness or one of strong recovery of growth? The Netherlands is at a turning point.

Dr. Wim Boonstra, Chief Economist Rabobank Group
Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

More articles from Wim Boonstra

Dollar recovery ahead?

Dutch housing market: solid as a rock

The EMU must move a step further
The inflation hawk
Kennisbank (in Dutch and English)

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Is sustainable energy feasible?

8-6-2009 | Other news

Chairman of the Executive Board Bert Heemskerk spoke on 5 June at the Financial Time's Sustainability Congress in London about the severe impact of the global economic recession on the sustainable energy sector. The combined effect of lower oil and energy prices, and the rising cost of debt financing have made many sustainable energy projects less feasible.

According to New Energy Finance, first quarter investments in clean or renewable energy for 2009 have dropped 53 percent compared to the first quarter of 2008. Prices have tumbled for major European clean tech producers such as Q-cells, Solon and Vestas.

Time to invest
"In the mean time, oil prices have come back from lows of US$ 35 per barrel to the current sum of USD 70," said Heemskerk. "When the oil price level hits US$ 80, the most efficient sustainable energy resources, such as offshore wind energy, will be economically viable again. Now that oil prices are still low, we should take the opportunity to invest in non-fossil fuels."

Consumer demands
As a food and agriculture bank, Rabobank is committed to a future with sustainable energy. "We aim for sustainable natural resources development, instead of abuse and depletion of resources. We are stewards of this planet, and the real challenge is to add something," said Heemskerk.

The willingness of consumers to change their behaviour is crucial to stimulating governments and companies to adapt their energy policies, said Heemskerk. "When the environment is valued only as an economic good, it will gradually be destroyed."

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Agriculture's water footprint

4-6-2009 | Other news

Calculating a water footprint is becoming more important for companies and countries involved in food and agribusiness. Agriculture is the largest water user. Since Rabobank is a major financier of food and agribusiness, water footprint discussions can offer new business opportunities, says Rabobank Water Manager Peter Vos.

Calculating a water footprint
In order to measure water efficiency, the concept of the water footprint has been created with some common figures for water use in everyday products:

140 liters of water to make 1 cup of coffee with milk and sugar

1000 liters of water to make 1 liter of milk

8000 liters of water to make 1 pair of leather shoes

16,000 liters of water to produce 1 kilo of beef.

A country's water footprint
Each country has an internal and external water footprint. The internal footprint is volume of water used from domestic water resources. The external water footprint shows the volume of water used in other countries to produce goods and services that are imported. Calculated together, these footprints show the total water a country is using, producing and consuming goods and services.

Factors contributing to a country's water footprint are meat consumption, water-using devices and personal hygiene. The country with the highest water footprint is the United States with more than 2.4 million liters per person per year, which is three times higher the footprint of a Chinese inhabitant. A Dutchman uses on average 1.2 million liters per year, which is somewhat below the global average.

Exporting water
Water is also being transferred from country to country by the import and export of water rich products. For example, water is very scarce in northern China and abundant in southern China. However, water is being transported from north to south in products with high water usage. Exporting water through products is also happening in lands with water scarcity like Africa and Australia, who export to water abundant areas like Europe.

Corporate water footprint
Calculating the internal and external water footprint of a company is needed to get a clear picture on the total water used in the supply chain. In the forefront of water footprint discussions are companies in the beverage industry. With water as a critical input for production, water shortages can cause operational risks.

Among the first to look at water use was Coca-Cola and Nestlé. Not only did these companies look at their own production

processes, but also their suppliers and consumers. Currently, water in their own production processes consist of only 1 percent of the total water use in the supply chain.

Rabobank's involvement
Large corporate companies are interested in the production processes of farmers and smallholders, but lack Rabobank's knowledge and networks. As a part of risk management, we have to know how much water and other resources our clients are using and whether water efficiency can be improved. Water footprint discussions can intensify our business relationships and offer new business opportunities. Our binder is corporate social responsibility.

Peter Vos is a business developer in the water sector for the Rabobank Department of Corporate Social Responsibility and author of this article.

Related articles

Turning the tide on water
Action is needed because water is simply not there
Call for improved sanitation in developing countries at IMF meeting
Watering Scarcity report
Corporate Social Responsibility
www.waterfootprint.org

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Rabo cyclist Menchov wins Giro d'Italia

3-6-2009 | Other news

Rabobank cycling frontrunner Denis Menchov has won the Giro d'Italia bike race. Despite falling just before the finish, the Russian stayed ahead of his closest rival Danilo di Luca in an all-deciding time trial on Sunday.

Off like a rocket
A time trial of more than 14 kilometres took the riders through the city where Di Luca had to make up 20 seconds on Menchov. Di Luca had a quick start and immediately gained five seconds. But that did not rattle the team. After the race, Rabo team leader Erik Breukink said, "We had expected the Italian to take off like a rocket. Denis had to stay calm and ride the gears hard on the straight sections. That is where he could win."

And that is exactly what happened. Menchov had a comfortable lead over Di Luca, but then took a fall on the wet, slippery cobblestones. Breukink said, "My heart skipped a beat. Fortunately, we all stayed calm and our mechanic Vincent Hendriks was already out on the road with a new bike before we could even move."

Fastest bike change of all time
"Standing beside my bike, I knew I still had some time to spare," said Menchov. "I wanted to pick up the bike from the ground, but then Vincent suddenly appeared next to me with a new bike. The fastest bike change of all time."

The Russian had to surrender some of his lead due to the fall, but the pink jersey was his. This is the first time that a Rabo rider has won the Giro d'Italia.

Pretty in pink
During the next few days, the orange colours of the Rabobank will fittingly give way in some places to pink, the colour of the winning jersey in the Giro d'Italia. To mark this victory, www.rabosport.nl is also dressed up in pink.

Rabobank Sponsoring

Giro d'italia 2009

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2018A
TRANCHE NO: 1
USD 20,000,000 Callable Zero Coupon Notes 2009 due 4 June 2039 (the Notes)

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 3 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular[, as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2018A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 10,000
	(ii)	Calculation Amount:	USD 10,000
7	(i)	Issue Date:	4 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

//

8	Maturity Date:	4 June 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	555.1597594 per cent. of the Aggregate Nominal Amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.88 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	4 June in each year, from (and including) 4 June 2010 to (but excluding) the Maturity Date

//

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Optional Redemption Date:	Redemption Price:	Optional Redemption Amount (USD):
4 June 2010	105.8800 per cent.	10,588.000
4 June 2011	112.1057 per cent.	11,210.574
4 June 2012	118.6976 per cent.	11,869.756
4 June 2013	125.6770 per cent.	12,567.698
4 June 2014	133.0668 per cent.	13,306.678
4 June 2015	140.8911 per cent.	14,089.111
4 June 2016	149.1755 per cent.	14,917.551
4 June 2017	157.9470 per cent.	15,794.703
4 June 2018	167.2343 per cent.	16,723.431
4 June 2019	177.0677 per cent.	17,706.769
4 June 2020	187.4793 per cent.	18,747.927
4 June 2021	198.5031 per cent.	19,850.305
4 June 2022	210.1750 per cent.	21,017.503
4 June 2023	222.5333 per cent.	22,253.332
4 June 2024	235.6183 per cent.	23,561.828
4 June 2025	249.4726 per cent.	24,947.264
4 June 2026	264.1416 per cent.	26,414.163
4 June 2027	279.6732 per cent.	27,967.316
4 June 2028	296.1179 per cent.	29,611.794
4 June 2029	313.5297 per cent.	31,352.968
4 June 2030	331.9652 per cent.	33,196.522
4 June 2031	351.4848 per cent.	35,148.478
4 June 2032	372.1521 per cent.	37,215.208
4 June 2033	394.0346 per cent.	39,403.462
4 June 2034	417.2039 per cent.	41,720.386
4 June 2035	441.7354 per cent.	44,173.544
4 June 2036	467.7095 per cent.	46,770.949
4 June 2037	495.2108 per cent.	49,521.081
4 June 2038	524.3292 per cent.	52,432.920

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 *Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index* USD 55,515.98 per Calculation Amount

//

	Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

//

28	***Form of Notes***	*Bearer Notes*
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.726115, producing a sum of (for Notes not denominated in Euro):		Euro 14,522,300
43	In the case of Notes listed on Euronext Amsterdam:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 15,125

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds	USD 20,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only*

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0431304715
(iii)	Common Code:	043130471
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18,

3521 CB Utrecht, The Netherlands

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2019A
TRANCHE NO: 1
USD 30,000,000 Zero Coupon Callable Notes 2009 due 5 June 2039 (the 'Notes')

Issue Price: 100.00 per cent.

Citi

The date of these Final Terms is 3 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2019A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	5 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		5 June 2039

9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10		Interest Basis:	Zero Coupon (further particulars specified below)
11		Redemption/Payment Basis:	625.16972119 per cent. of the Aggregate Nominal Amount at the Maturity Date
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Note Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	6.30 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

(i) *Optional Redemption Date(s):* The Issuer has the right to call the Notes in whole on 5 June in every third year from and including 5 June 2010 to and including 27 May 2037, subject to adjustment in accordance with the Modified Following Business Day Convention

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): The relevant Optional Redemption Amount shall be pro rated by the Paying Agent, taking into account the holding of each Noteholder and shall be paid as follows:

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Specified Denomination	Optional Redemption Amount per Aggregate Nominal Amount (USD)
05-Jun-10	106.30000000%	31,890,000.00
05-Jun-13	127.68299410%	38,304,898.23
05-Jun-16	153.36732814%	46,010,198.44
05-Jun-19	184.21824698%	55,265,474.09
05-Jun-22	221.27504554%	66,382,513.66
05-Jun-25	265.78608028%	79,735,824.08
05-Jun-28	319.25082332%	95,775,247.00
05-Jun-31	383.47037619%	115,041,112.86
05-Jun-34	460.60814468%	138,182,443.40
05-Jun-37	553.26271888%	165,978,815.66

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note USD 6,251,697.21199 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of *Equity Linked Redemption Notes* or Index Linked Redemption Notes, following *an Additional Disruption Event* (if applicable) (Condition 7(*i*)):	As set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (*Condition 10(h)*) or other special provisions relating to payment dates:	*London and New York*
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each *payment is to be made and* consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and *reconventioning provisions*	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers Commission	Not Applicable

37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.726115, producing a sum of (for Notes not denominated in Euro):	Euro 21,783,450
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 5 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6.700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0431302263
(iii)	Common Code:	043130226
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Citibank, N.A. – New York IR Derivative Calculations 111 Wall Street 10043 New York USA

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2020A
TRANCHE NO: 1
USD 10,000,000 Zero Coupon Callable Notes 2009 due 5 June 2039 (the 'Notes')

Issue Price: 100.00 per cent.

Citi

The date of these Final Terms is 3 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2020A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	5 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	5 June 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	634.05192755 per cent. of the Aggregate Nominal Amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	6.35 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole on 5 June in every third year from and including 5 June 2010 to and including 27 May 2037

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): The relevant Optional Redemption Amount shall be pro rated by the Calculation Agent, taking into account the holding of each Noteholder and shall be paid as follows:

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Specified Denomination	Optional Redemption Amount per Aggregate Nominal Amount (USD)
05-Jun-10	106.35000000%	10,635,000.00
05-Jun-13	127.92339505%	12,792,339.51
05-Jun-16	153.87301365%	15,387,301.37
05-Jun-19	185.08658499%	18,508,658.50
05-Jun-22	222.63191661%	22,263,191.66
05-Jun-25	267.79342379%	26,779,342.38
05-Jun-28	322.11606905%	32,211,606.91
05-Jun-31	387.45821490%	38,745,821.49
05-Jun-34	466.05519785%	46,605,519.79
05-Jun-37	560.59579870%	56,059,579.87

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note USD 6,340,519.275 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	***Early Redemption Amount***	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (*Condition 10(h)*) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers Commission	Not Applicable

37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited *Citigroup Centre* Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	*Additional steps that may only* be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	*Not Applicable*
42	The aggregate principal *amount of Notes issued has* been translated into Euro at the rate of 0.726115, producing a sum of (for Notes not denominated in Euro):	Euro 7,261,150
43	In the case of Notes listed on *Euronext Amsterdam:*	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note *Programme of* Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 5 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0431302008
(iii)	Common Code:	043130200
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

	(i)	The Depository Trust Company	Not Applicable
(vii)	Delivery:		Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):		Citibank, N.A. – New York IR Derivative Calculations 111 Wall Street 10043 New York USA

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2022A
TRANCHE NO: 1
USD 20,000,000 Callable Zero Coupon Notes 2009 due 9 June 2039 (the Notes)

Issue Price: 100 per cent.

The Royal Bank of Scotland plc

The date of these Final Terms is 5 June 2009

DMS#859804 v.1

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2022A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	9 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		9 June 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		USD 132,287,323.26 (661.43661630 per cent. of the Aggregate Nominal Amount at the Maturity Date) (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	6.50 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(*a*)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	As specified below
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Optional Redemption Date(s):	**Redemption Price:**	**Optional Redemption Amount(s) (USD):**
9 June 2010	106.50000000 per cent.	1,065,000.000
9 June 2013	128.64663506 per cent.	1,286,466.351
9 June 2016	155.39865458 per cent.	1,553,986.546
9 June 2019	187.71374653 per cent.	1,877,137.465
9 June 2022	226.74874972 per cent.	2,267,487.497
9 June 2025	273.90106720 per cent.	2,739,010.672
9 June 2028	330.85869141 per cent.	3,308,586.914
9 June 2031	399.66063222 per cent.	3,996,606.322
9 June 2034	482.76991081 per cent.	4,827,699.108
9 June 2037	583.16173273 per cent.	5,831,617.327

(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 6,614,366.163 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York, London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		The Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.703704, producing a sum of (for Notes not denominated in Euro):	Euro 14,074,080
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds	USD 20,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only*

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0431808517
(iii)	Common Code:	043180851
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2012A
TRANCHE NO: 1
CHF300,000,000 3.00 per cent. Fixed Rate Notes 2009 due 2016 (the "Notes")

Issue Price: 101.200 per cent.

UBS Investment Bank

ABN AMRO Bank N.V., Amsterdam, Zurich Branch

Bank Sarasin & Co. Ltd

Bank Vontobel Ltd

Basler Kantonalbank

Bayerische Hypo- und Vereinsbank Corporation, Munich, Zurich Branch

Credit Suisse

Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch

Lombard, Odier, Darier, Hentsch & Cie

Raiffeisen Switzerland

Zurich Cantonalbank

The date of these Final Terms is 8 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange, a listing prospectus has been prepared dated 8 June 2009 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2012A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF300,000,000
	(ii)	Tranche:	CHF300,000,000
5	Issue Price:		101.200 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	CHF5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF5,000
7	(i)	Issue Date:	10 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	10 June 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	10 June in each year commencing on 10 June 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	CHF150.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption**	CHF5,000 per Calculation Amount

	Notes and Index Linked Redemption Notes) of Each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form

attached to the supplemental agency agreement dated 8 June 2009 (the "**Supplemental Agency Agreement**") between the Issuer, UBS AG in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.

The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Issuing and Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary, at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SIX Swiss Exchange.

The Permanent Global Note shall be deposited with SIX SIS AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS**", which expression shall include any other clearing institution recognized by SIX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of a quotal co-ownership interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS) of their investment therein. In accordance with the regulations of SIX Swiss Exchange, Noteholders do not have the right to request the printing and

		delivery of Definitive Notes. Should the Definitive Notes and Coupons be printed, the Issuing and Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(I) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a

			Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii)	Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
	(iii)	Notices:	So long as the Notes are listed on SIX Swiss Exchange and so long as the rules of SIX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange (www.six-swiss-exchange.com), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** UBS AG Bahnhofstrasse 45 PO Box 8098 Zurich Switzerland ABN AMRO Bank N.V., Amsterdam, Zurich Branch Beethovenstrasse 33 8022 Zurich

Switzerland

Bank Sarasin & Co. Ltd
Elizabethenstrasse 62
CH-4051 Basel
Switzerland

Co-Lead Managers
Bank Vontobel Ltd
Gotthardstrasse 43
8002 Zurich
Switzerland

Basler Kantonalbank
Spiegelgasse 2
4051 Basel
Switzerland

Bayerische Hypo- und Vereinsbank Corporation, Munich, Zurich Branch
Gartenstrasse 32
8002 Zurich
Switzerland

Credit Suisse
Paradeplatz 8
CH-8001 Zurich
Switzerland

Deutsche Bank AG London Branch, acting through Deutsche Bank AG, Zurich Branch
Uraniastrasse 9
8001 Zurich
Switzerland

Lombard, Odier, Darier, Hentsch & Cie
Rue de la Corraterie 11
1204 Geneva
Switzerland

Raiffeisen Switzerland Cooperative
Raiffeisenplatz 4
9001 St. Gallen
Switzerland

Zurich Cantonalbank
Postfach
8010 Zurich
Switzerland

(ii) Stabilising Manager(s) (if any): Not Applicable

(iii) Managers' Commission: The Joint Lead Managers will receive a combined management and underwriting commission of 1.00 per cent. for account of the Managers

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.662722, producing a sum of (for Notes not denominated in Euro):	Euro 198,816,600
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 2 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable.

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF300,475,000.00
(iii)	Estimated total expenses:	CHF3,125,000 (comprising CHF125,000 Joint Lead Managers' expenses and CHF3,000,000 combined management and underwriting commission.

6 Yield

(i)	Indication of yield:	2.8088 per cent.

		This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0101589361
(iii)	Common Code:	042944122
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 10.158.936
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	UBS AG, Bahnhofstrasse 45, PO Box 8098, Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent.
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable

(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	*Procedure for exercise of any* right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2003A
TRANCHE NO: 3

AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") (to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009)

Issue Price: 99.025 per cent. plus 49 days' accrued interest from and including 23 April 2009 to but excluding 11 June 2009

The date of these Final Terms is 9 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	3 to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 225,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		99.025 per cent. of the Aggregate Nominal Amount plus 49 days' accrued interest from and including 23 April 2009 to but excluding 11 June 2009

6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	11 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 April 2009
8	Maturity Date:		23 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 April in each year
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (*f*) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

	(Bearer Notes only) (Condition 10(*f*)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	*Other terms or special conditions:*	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.564356, producing a sum of (for Notes not denominated in Euro):	Euro 42,326,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

A10847715

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 11 June 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the

Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 73,429,109.59 (including 49 days' accrued interest)
(iii)	Estimated total expenses:	AUD 1,443,750 (comprising a combined management selling and underwriting commission of AUD 1,406,250 and Managers' expenses of AUD 37,500)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 6.233 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0423787711
(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA
(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable

A10847715

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2023A
TRANCHE NO: 1
U.S.$600,000,000 3.00 per cent. Fixed Rate Notes 2009 due 18 September 2012

Issue Price: 101.421 per cent.

Citi
Rabobank International
TD Securities

The date of these Final Terms is 10 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:		2023A
	Tranche Number:		1
3	Specified Currency or Currencies:		U.S. Dollars ("**U.S.$**")
4	Aggregate Nominal Amount:		U.S.$600,000,000
5	Issue Price:		101.421 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denomination:	U.S.$1,000 and integral multiples thereof
	(ii)	Calculation Amount:	U.S.$1,000
7	(i)	Issue Date:	18 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		18 September 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 September in each year For the avoidance of doubt, there shall be a short first coupon in respect of the first Interest Period (the "**Short First Coupon**")
	(iii)	Fixed Coupon Amount:	U.S.$30.00 per Calculation Amount save in respect of the Short First Coupon
	(iv)	Broken Amount:	U.S.$7.50 per Calculation Amount in respect of the Short First Coupon
	(v)	Day Count Fraction (Condition 1(*a*)):	30E/360 following, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption**		U.S.$1,000 per Calculation Amount

	Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note exchangeable for Definitive Notes in the limited circumstances

		specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands Citigroup Global Markets Limited Citigroup Centre Canada Square, Canary Wharf London E14 5LB, United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank

	(iii) Managers' Commission:	1.50 per cent. selling commission 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	U.S. Selling Restrictions: Regulation S, Category 2 Notes shall not be distributed under Rule 144A
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.703704, producing a sum of (for Notes not denominated in Euro):	Euro 422,222,400
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 18 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,540

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Comissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (*BaFin*) in Germany, *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	U.S.$598,776,000
(iii)	Estimated total expenses:	U.S.$9,750,000 (consisting of the combined management and underwriting commission and selling commission)

6 Yield

Indication of yield:	2.541% per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0433292512
(iii)	Common Code:	043329251
(iv)	German WKN-code:	A1AHTW
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

8 General

(i)	Time period during which the offer is open:	30 days from 10 June 2009, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of	Not Applicable

	application:	
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1830A
TRANCHE NO: 5
EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018

(to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008 and the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 18 February 2009)

Issue Price: 99.05 per cent. (plus 151 days accrued interest from and including 15 January 2009 to but excluding 15 June 2009)

Rabobank International

The date of these Final Terms is 11 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated May 14, 2007 and set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 8, 2009 contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1830A
	(ii)	Tranche Number:	5 (to be consolidated and form a single series with the Issuer's EUR1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2008, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008 and the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2009 due 15 January 2018 issued on 18 February 2009)
3	Specified Currency or Currencies:		Euro (**EUR**)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 3,225,000,000
	(ii)	Tranche:	EUR 150,000,000
5	Issue Price:		99.05 per cent. of the Aggregate Nominal Amount plus

//

			151 days accrued interest from (and including) 15 January 2009 to (but excluding) 15 June 2009
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	15 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 January 2009
8	Maturity Date:		15 January 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year commencing on 15 January 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 47.50 per EUR 1,000 in nominal amount

//

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions) (c) for taxation reasons	As set out in the Conditions

		(Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

/ /

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

//

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 15 June 2009 The Notes are to be consolidated and form a single series with the Issuer's EUR 1,250,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 15 January 2018, the Issuer's EUR 275,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 25 November 2008, the Issuer's EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 issued on 2 December 2008 and the Issuer's EUR 1,500,000,000 4.75 per cent. Fixed Rate Notes 2008 due 15 January 2018 which are already listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,625

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 151,522,602.74
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.884 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day

//

			credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	(a) Temporary ISIN Code:		XS0434173984
	(b) ISIN Code:		XS0339454851
(iii)	(a) Temporary Common Code:		043417398
	(b) Common Code:		033945485
(iv)	German WKN-code:		Not Applicable
(v)	Private Placement number		Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
	(i)	The Depository Trust Company	Not Applicable
(vii)	Delivery:		Delivery free of payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):		Not Applicable

12 General

Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1658A

TRANCHE NO.: 2

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 (the "Notes")
(to be consolidated and form a single series with the Issuer's NOK 500,000,000
4.00 per cent. Notes 2006 due 2 February 2012 issued on 25 October 2006)

Issue Price: 102.589 per cent.
(plus 134 days' accrued interest from and including 2 February 2009 to but excluding 16 June 2009)

Deutsche Bank **Rabobank International**

The date of these Final Terms is 12 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 31, 2006 and set forth in the Offering Circular dated May 31, 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 31, 2006. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Conditions and the Offering Circular dated May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Conditions. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Conditions and the Offering Circular dated May 8, 2009, contain all information that is material in the context of the issue of the Notes. The Offering Circulars dated May 31, 2006 and May 8, 2009 are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1658A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's NOK 500,000,000 4.00 per cent. Notes 2006 due 2 February 2012 issued on 25 October 2006) (the "**Existing Notes**")
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 750,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		102.589 per cent. of the Aggregate Nominal Amount plus 134 days' accrued interest from and including 2 February 2009 to but excluding 16 June 2009
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	16 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 February 2009
8	Maturity Date:		2 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross up for withholding tax):		No

	be no gross-up for withholding tax):	No
10	Interest Basis:	4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	2 February in each year commencing on 2 February 2010 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	NOK 400 per NOK 10,000 in nominal amount and NOK 2,000 per NOK 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual- ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes**	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000

	except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note Upon issue of the Temporary Global Note, the Temporary ISIN Code, Temporary Common Code and Temporary German WKN-code will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B of these Final Terms Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with, and form a single series with, the Issuer's NOK 500,000,000 4.00 per cent. Notes 2006 due 2 February 2012 issued on 25 October 2006 and the Permanent ISIN

		Code, Permanent Common Code and Permanent German WKN-code will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B to these Final Terms
	New Global Notes	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Oslo subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Deutsche Bank AG, London Branch
	(iii)	Managers' Commission:	1.375 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.112426, producing a sum of (for Notes not denominated in Euro):	Euro 28,106,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 16 June 2009 The Existing Notes are admitted to trading on the Luxembourg Stock Exchange's regulated market
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Nationala a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting

that the Offering Circular dated May 8, 2009 has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 256,606,232.88
(iii)	Estimated total expenses:	NOK 3,537,500 (comprising NOK 100,000 Lead Managers' expenses and NOK 3,437,500 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 2.958 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystems eligibility:		No
(ii)	(a)	Permanent ISIN Code:	XS0271639394
	(b)	Temporary ISIN Code:	XS0432415247
(iii)	(a)	Permanent Common Code:	027163939
	(b)	Temporary Common Code:	043241524
(iv)	Fondscode:		Not applicable
(v)	(a)	Permanent German WKN-code:	A0GZZW
	(b)	Temporary German WKN-code:	A1AHN1
(vi)	Private Placement number		Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(viii)	Delivery:		Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2009 JUL 13 A 8:21

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 8

AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 28 April 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 14 May 2009)

Issue Price: 98.1875 per cent. (plus 120 days' accrued interest from and including 17 February 2009 to but excluding 17 June 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 15 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	8
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009, AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 28 April 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 14 May 2009

3	Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 525,000,000
	(ii) Tranche:	AUD 100,000,000
5	Issue Price:	98.1875 per cent. of the Aggregate Nominal Amount plus 120 days' accrued interest from and including 17 February 2009 to but excluding 17 June 2009
6	(i) Specified Denominations:	AUD 1,000
	(ii) Calculation Amount:	AUD 1,000
7	(i) Issue Date:	17 June 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	17 February 2009
8	Maturity Date:	17 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an	As set out in the Conditions

		Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.579208, producing a sum of (for Notes not denominated in Euro):	Euro 57,920,800
43	In the case of Notes listed on Euronext	Not Applicable

Amsterdam:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 17 June 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009, AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 28 April 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 14 May 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,266,952.05 (including 120 days' accrued interest)
(iii)	Estimated total expenses:	AUD 1,400,000 (comprising AUD 1,375,000 Dealers' Commission and AUD 25,000 Dealers' expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.234 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2025A
TRANCHE NO: 1
BGN 10,000,000 Dual Currency Notes 2009 due 2010 (the Notes)

Issue Price: 100 per cent.

Société Générale Corporate & Investment Banking

The date of these Final Terms is 15 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2025A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Bulgarian Lev (BGN) provided that all payments will be made in Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	BGN 10,000,000 (the EUR equivalent of which for the purposes of the settlement of the Notes at the Issue Date is EUR 5,112,918.81)
	(ii)	Tranche:	BGN 10,000,000 (the EUR equivalent of which for the purposes of the settlement of the Notes at the Issue Date is EUR 5,112,918.81)
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount

//

6	(i)	Specified Denominations:	BGN 100,000 (the EUR equivalent of which for the purposes of the settlement of the Notes at the Issue Date is EUR 51,129.1881)
	(ii)	Calculation Amount:	BGN 100,000
7	(i)	Issue Date:	17 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 June 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par in EUR (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	6.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	The Maturity Date
	(iii)	Fixed Coupon Amount (s):	BGN 6,750 per Calculation Amount

(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ([ICMA)
(vi)	Determination Date(s) (Condition 1(a)):	Maturity Date
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Fixed Coupon Amount paid in EUR on the Interest Payment Date and in respect of each Note shall be calculated by the Calculation Agent on the relevant Valuation Date by applying to such Fixed Coupon Amount the Rate of Exchange Rate (as defined in paragraph 21 below).
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Applicable
(i)	Rate of Exchange/Method of calculating Rate of Exchange:	**Rate of Exchange** means, in respect of the Interest Payment Date and the Maturity Date, the BGN/EUR exchange rate (expressed as the number of BGN purchasable in exchange for one EUR) as published, on the Valuation Date, on Reuters page ECB37 (or such other page as may replace that page for the purpose of displaying comparable rate) at 13:00 p.m. (Frankfurt time) **Valuation Date** means the day falling two TARGET 2 and Sofia Business Days prior to the Interest Payment Date. **TARGET 2 and Sofia Business Day** means a day on which banks are open for a general business in the TARGET 2 system and Sofia.
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	Société Générale 17, Cours Valmy 92987 Paris La Défense France

	(iii)	Provisions applicable where calculation by reference to Rate of Exchange is impossible or impracticable:	If the Rate of Exchange is not available on the Valuation Date, the Rate of Exchange on such date shall be determined by the Calculation Agent in its sole and absolute discretion, having regard to the conditions prevailing then in the market or as otherwise available to it, and in such manner as it shall deem fair and reasonable in all circumstances.
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA)

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	The Amount in EUR equivalent to BGN 100,000 per Calculation Amount obtained in applying the Rate of Exchange as defined in paragraph 21 above.
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index	As set out in the Conditions

		Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on 40 days' notice
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET 2 and Sofia
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

//

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Société Générale Tour Société Générale 17, Cours Valmy 92987 Paris La Défense France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

//

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.508850, producing a sum of (for Notes not denominated in Euro):	EUR 5,088,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	BGN 10,000,000
(iii)	Estimated total expenses:	Not Applicable

//

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.75 per cent.
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0433131850
(iii)	Common Code:	043313185
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Société Générale 17, Cours Valmy 92987 Paris La Défense France

12 **General** Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 2
NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009)

Issue Price: 100.75 per cent. (plus 20 days' accrued interest from and including 29 May 2009 to but excluding 18 June 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 16 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	2
3	Specified Currency or Currencies:		Norwegian Krone ("NOK")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,250,000,000
	(ii)	Tranche:	NOK 500,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009
5	Issue Price:		100.75 per cent. of the Aggregate Nominal Amount plus 20 days' accrued interest from and including 29 May 2009 to but excluding 18 June 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	18 June 2009
	(ii)	Interest Commencement Date:	29 May 2009

8	Maturity Date:	29 May 2013
9	Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)	No
10	*Interest Basis:*	4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	*Not Applicable*
13	*Put/Call Options:*	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	*Not Applicable*
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii) Fixed Coupon Amount:	NOK 400 *per Calculation Amount*
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	***Index Linked Interest Note Provisions***	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 0.111641, producing a sum of:	Euro 55,820,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 18 June 2009. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	*Estimate of total expenses* related to admission to trading:	EUR 720

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) *in Austria*, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 496,595,890.41 (including 20 days' accrued interest)
(iii)	Estimated total expenses:	NOK 8,250,000 (comprising NOK 125,000 Managers' expenses, NOK 8,125,000 selling concession and a combined management, and underwriting commission)

6 Yield

Indication of yield:	3.791 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429483224
(iii)	Common Code:	042948322
(iv)	German WKN-code:	A1AGZP

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1744A
TRANCHE NO: 4
EUR 50,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022

(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007, EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008 and EUR 350,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022 issued on 16 April 2009)

Issue Price: 96.45 per cent. (plus 12 days accrued interest from and including 6 June 2009 to but excluding 18 June 2009)

Rabobank International

The date of these Final Terms is 16 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') contained in the Agency Agreement dated May 14, 2007 and set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 8, 2009 contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1744A
	(ii)	Tranche Number:	4 (to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007, EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008 and EUR 350,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022 issued on 16 April 2009)
3	Specified Currency or Currencies:		Euro (**EUR**)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 2,550,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		96.45 per cent. of the Aggregate Nominal Amount plus 12 days accrued interest from (and including) 6 June 2009 to (but excluding) 18 June 2009

//

6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	18 June 2009
	(ii)	Interest Commencement Date *(if different from the* Issue Date):	6 June 2009
8	Maturity Date:		6 June 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate *(further particulars specified below)*
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 June in each year commencing on 6 June 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 47.50 per EUR 1,000 in nominal amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions) (c) for taxation reasons	As set out in the Conditions

		(Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
		Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms.
		Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007,EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008 and EUR 350,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022 issued on 16 April 2009. The ISIN and

		Common Codes will be those set out in 11(ii)(b) and 11(iii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	*If syndicated, names and* addresses of Managers:	*Not Applicable*
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

//

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 18 June 2009 The Notes are to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007, EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008 and EUR 350,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022 issued on 16 April 2009 which are already listed and admitted to trading on Euronext Amsterdam by NYSE Euronext
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,375

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 48,303,082.19
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.131 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day

//

			credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
	(ii)	(a) Temporary ISIN Code:	XS0434657598
		(b) ISIN Code:	XS0304159576
	(iii)	(a) Temporary Common Code:	043465759
		(b) Common Code:	030415957
	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
		(i) The Depository Trust Company	Not Applicable
	(vii)	Delivery:	Delivery free of payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
			Not Applicable

//

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2011A

TRANCHE NO: 2

TRY 25,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 (the "Notes")

(to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009)

Issue Price: 97.375 per cent. (plus 31 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date)

RBC Capital Markets

The date of these Final Terms is 18 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2011A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 75,000,000
	(ii)	Tranche:	TRY 25,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009 upon the Issue Date)
5	Issue Price:		97.375 per cent. of the Aggregate Nominal Amount plus 31 days accrued interest from and including 22 May 2009 to, but excluding, the Issue Date
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000

7	(i)	Issue Date:	22 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	22 May 2009
8	Maturity Date:		22 May 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	*Date approval for issuance of Notes obtained:*	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 May in each year
	(iii)	Fixed Coupon Amount:	TRY 110 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (*unadjusted*)
	(vi)	*Determination Date(s) (Condition 1(a)):*	Not Applicable
	(vii)	Other terms relating to the method of calculating interest *for Fixed Rate Notes:*	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	***Index Linked Interest Note* Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	***Final Redemption Amount (Equity Linked Redemption Notes) of each Note***	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

	Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, *renominalisation and* reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London, EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		**<u>Turkey</u>**

Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB.

In addition, the Managers have represented and

		agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.466403, producing a sum of (for Notes not denominated in Euro):	Euro 11,660,075
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 22 June 2009. The Notes are to be consolidated and form a single series with the TRY 50,000,000 11.00 per cent. Fixed Rate Notes 2009 due 22 May 2012 issued on 22 May 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 24,233,561.64 (including 31 days accrued interest of TRY 233,561.64)
(iii)	Estimated total expenses:	TRY343,750 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	12.101 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429357782
(iii)	Common Code:	042935778
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	*Time period during which the offer is open:*	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2026A
TRANCHE NO: 1

USD 179,519,792 Zero Coupon Callable Notes 2009 due 22 June 2029 (the 'Notes')

Issue Price: 27.85196920 per cent.

UBS Limited

The date of these Final Terms is 18 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2026A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 179,519,792
	(ii)	Tranche:	USD 179,519,792
5	Issue Price:		27.85196920 per cent. of the Aggregate Nominal Amount
6	(i) Specified Denominations:		USD 11,219,987
	(ii) Calculation Amount:		USD 11,219,987

7	(i)	Issue Date:	22 June 2009
	(ii)	Interest Commencement Date:	Not Applicable
8	Maturity Date:		22 June 2029
9	Domestic Note:		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	6.60 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(*a*)):	30/360 (unadjusted)
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	22 June in each year, from (and including) 22 June 2010 to (and including) 22 June 2028
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of an Optional Redemption Date, the Optional Redemption Amount for such date set out in the Annex hereto
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 (five) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 11,219,987 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Not Applicable

8(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York, London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		UBS Limited 100 Liverpool Street London EC2M 2RH
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.718750 producing a sum of (for Notes not denominated in Euro):	EUR 129,029,805.22

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable
(i)	Numbering and letters:	Not Applicable
(ii)	Amsterdam Listing Agent:	Not Applicable
(iii)	Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.
Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 22 June 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 10,300

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility[1]:	No
(ii)	ISIN Code:	XS0433997649

(iii)	Common Code:	043399764
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2037A

TRANCHE NO: 1

CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014

Issue Price: 100.095 per cent.

Rabobank International **RBC Capital Markets**

Deutsche Bank **TD Securities** **Zurich Cantonalbank**

Daiwa Securities SMBC Europe **ING Wholesale Banking**

The date of these Final Terms is 25 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2037A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian Dollar ("**CAD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 100,000,000
	(ii)	Tranche:	CAD 100,000,000
5	Issue Price:		100.095 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	CAD 1,000
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	2 July 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 July 2014

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 July in each year
	(iii)	Fixed Coupon Amount:	CAD 35.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	***Floating Rate Note Provisions***		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	*Unmatured* Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each *payment comprising* the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, *including any right* of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the

relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9 CH-8001 Zurich Switzerland **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **ING Belgium N.V./S.A.** 24 Avenue Marnix B-1000 Brussels Belgium
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable

	address of Dealer:	
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": **Canada** The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634409, producing a sum of (for Notes not denominated in Euro):	Euro 63,440,900
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	*Listing:*	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 2 July 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,475

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Çomissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Nationala a Valorilor Mobiliare)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 98,220,000
(iii)	Estimated total expenses:	CAD 1,875,000 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.479 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0435859599
(iii)	Common Code:	043585959
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional	Not Applicable

		Paying/ Delivery Agent(s) (if any):	
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	From and including 25 June 2009 to 30 days from 2 July 2009, provided that the offer period in the relevant offer jurisdictions will not commence until these final terms have been filed with the relevant regulators and the completion of all other passporting requirements in the relevant offer jurisdictions.
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2034
TRANCHE NO: 1
USD 25,000,000 CMS Linked Callable Notes 2009 due 30 June 2019 (the 'Notes')

Issue Price: 100.00 per cent.

Citi

The date of these Final Terms is 29 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2034
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	30 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	30 June 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	CMS-Linked Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period from and including the Issue Date to but excluding the first Specified Interest Payment Date and each successive period thereafter from and including a Specified Interest Payment Date to, but excluding, the next Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	30 March, 30 June, 30 September and 30 December, in each year from and including 30 September 2009 to and including the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London and New York

(v) Manner in which the Rate(s) of Interest is/are to be determined:

Screen Rate Determination (further particulars *specified below)*

For each Interest Period from and including the Issue Date to but excluding the Maturity Date, the Interest Amount per Calculation Amount shall be calculated by the Calculation Agent in accordance with the following formula:

USD 100,000 x 7.58% x Accrual Days/Actual

Where:

"**Accrual Days**" means the number of calendar days in the relevant Interest Period on which the **Relevant CMS Rate** (as defined below) is equal to or greater than **zero per cent**. and less than or equal to **7.00 per cent**.

For the period from and including the Issue Date to but excluding 30 June 2010, "Relevant CMS Rate" means the **10 year USD 30/360 semi-annual swap rate**.

For the period from and including 30 June 2010 to but excluding 30 June 2011 "Relevant CMS Rate" means the **9 year USD 30/360 semi-annual swap.**

For the period from and including 30 June 2011 to but excluding 30 June 2012, "Relevant CMS Rate" means the **8 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 June 2012 to but excluding 30 June 2013, "Relevant CMS Rate" means the **7 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 June 2013 to but excluding 30 June 2014, "Relevant CMS Rate" means **6 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 June 2014 to but excluding 30 June 2015, "Relevant CMS Rate" means **5 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 June 2015 to but excluding 30 June 2016, "Relevant CMS Rate" means **4 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 May 2016 to but excluding 30 June 2017, "Relevant CMS Rate" means **3 year USD 30/360 semi-annual swap rate.**

For the period from and including 30 June 2017 to but excluding 30 June 2018, "Relevant CMS Rate" means **2 year USD 30/360 semi-annual swap.**

For the period from and including 30 June 2018 to but excluding the Maturity Date, "Relevant CMS Rate" means **1 year USD 30/360 semi-annual swap rate.**

For any day which is not a U.S. Government Securities Business Day falling during the Interest Period, the Relevant CMS Rate for such a day will be deemed to be the Relevant CMS Rate as at the immediately preceding U.S. Government Securities Business Day.

For the last four calendar days in each Interest Period, the Relevant CMS Rate will not be observed but will be deemed to be equal to the Relevant CMS Rate as at the immediately preceding U.S. Government Securities Business Day

"**Actual**" means the total number of calendar days in the relevant Interest Period

For the avoidance of doubt each Relevant CMS Rate shall be as quoted on Reuters page ISDAFIX1 daily at 11:00 a.m. New York City time for each U.S. Government Securities Business Day

If such rate or rates do not appear on Reuters Screen ISDAFIX1 the rate or rates shall be determined (as appropriate) in accordance with USD-CMS-Reference Banks as per the 2006 ISDA Definitions (such definitions deemed amended as the context herein shall require) including with the modifications that "Reset Date" will be replaced by "U.S. Government Securities Business Day" (as defined below) and the phrase "on the day that is two U.S. Government Securities Business Days preceding that Reset Date" will be replaced with "on that day".

"**U.S. Government Securities Business Day**" means any day except for a Saturday, a Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

(vi) Interest Period Date(s):	Not Applicable
(vii) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Calculation Agent)	Not Applicable
(viii) Screen Rate Determination (Condition 1(a)):	Applicable
– Reference Rate	See item 17(v) above

– Interest Determination Date:	See Item 17(v) above
– Relevant Screen Page:	ISDAFIX1
(ix) ISDA Determination (Condition 1(a)):	Not Applicable
(x) Margin(s):	Not Applicable
(xi) Minimum Rate of Interest:	Not Applicable
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	See item 17(v) above

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Issuer has the right to call the Notes in whole on each Specified Interest Payment Date from and including 30 December 2009 to and including 30 March 2019.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable

	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers Commission	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.719512, producing a sum of (for Notes not denominated in Euro):	Euro 17,987,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 30 June 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(i)	ISIN Code:	XS0435379622
(ii)	Common Code:	043537962
(iii)	German WKN-code:	Not Applicable

(iv)	Private Placement number	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(viii)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

6 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1980A
TRANCHE NO: 5

CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009 and the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009)

Issue Price: 100.80 per cent. (plus 122 days' accrued interest from and including 2 March 2009 to but excluding 2 July 2009)

TD Securities

The date of these Final Terms is 30 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are contracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1980A
	(ii)	Tranche Number:	5
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009 and the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 325,000,000
	(ii)	Tranche:	CAD 75,000,000
5	Issue Price:		100.80 per cent. of the Aggregate Nominal Amount plus

			122 days' accrued interest from and including 2 March 2009 to but excluding 2 July 2009
6	(i)	Specified Denominations:	CAD 1,000
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	2 July 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 March 2009
8	Maturity Date:		2 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 March in each year commencing on 2 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	CAD 25.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an	As set out in the Conditions

		Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. The Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. The Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other

		offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.619048, producing a sum of (for Notes not denominated in Euro):	Euro 46,428,600
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 2 July 2009 The Notes are to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009 and the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 75,180,462.33
(iii)	Estimated total expenses:	CAD 1,046,250 (comprising a combined management, selling and underwriting commission of CAD 1,031,250 and CAD 15,000 expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 2.185 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0414401801
(iii)	Common Code:	041440180
(iv)	German WKN-code:	A0T644
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2009 JUL 13 A 8:21

EXECUTION COPY

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2024A
TRANCHE NO: 1
CHF400,000,000 3.625 per cent. Fixed Rate Notes 2009 due 2019 comprising CHF300,000,000 nominal amount of A Notes (the "A Notes") and CHF100,000,000 nominal amount of B Notes (the "B Notes" and together with the A Notes, the "Notes")

Issue Price: 101.156 per cent. for A Notes
Issue Price: 101.823 per cent. for B Notes

UBS Investment Bank **Credit Suisse** **Bank Sarasin & Co. Ltd**

The date of these Final Terms is 30 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange, a listing prospectus has been prepared dated 30 June 2009 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	2024A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount:	
	(i) Series:	CHF400,000,000
	(ii) Tranche:	CHF400,000,000, comprising of CHF 300,000,000 nominal amount for **A Notes** and CHF 100,000,000 nominal amount for **B Notes** and together with the the Notes for Tranche 1 **the Notes**)
5	Issue Price:	The Issue Price in respect of the A Notes is 101.156 per cent. of the Aggregate Nominal Amount. The Issue Price in respect of the B Notes fis 101.823 per cent. of the Aggregate Nominal

			Amount.
6	(i)	Specified Denominations:	CHF5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF5,000
7	(i)	Issue Date:	2 July 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 July 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.625 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 July in each year commencing on 2 July 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	CHF181.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF5,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition	Yes

8(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes
	New Global Notes:	No

The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated 30 June 2009 (the "**Supplemental Agency Agreement**") between the Issuer, UBS AG in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.

The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Issuing and Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary, at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SIX Swiss Exchange.

The Permanent Global Note shall be deposited with SIX SIS AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS**", which expression shall include any other clearing institution recognized by SIX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the

		Permanent Global Note, each Noteholder shall be the beneficial holder of a quotal co-ownership interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS) of their investment therein. In accordance with the regulations of SIX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes. Should the Definitive Notes and Coupons be printed, the Issuing and Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs)

will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality.

The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment.

Condition 10(a) shall be construed accordingly.

(ii)	Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
(iii)	Notices:	So long as the Notes are listed on SIX Swiss Exchange and so long as the rules of SIX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange (www.six-swiss-exchange.com), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	***Joint Lead Managers***

			UBS AG Bahnhofstrasse 45 CH-8001 Zurich Switzerland Credit Suisse Paradeplatz 8 CH-8001 Zurich Switzerland Bank Sarasin & Co. Ltd Elizabethenstrasse 62 CH-4051 Basel Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	The Joint Lead Managers will receive a combined management and underwriting commission of 1.00 per cent. for account of the Managers
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.657143, producing a sum of (for Notes not denominated in Euro):	Euro 197,142,900
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 23 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable.

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF300,343,000.00 for A Notes CHF100,823,000.00 for B Notes
(iii)	Estimated total expenses:	CHF4,125,000 (comprising CHF125,000 Joint Lead Managers' expenses and CHF4,000,000 combined management and underwriting commission.

6 Yield

(i)	Indication of yield:	3.486 per cent. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	A Notes: CH0101589353 B Notes until Issue Date: CH0102499446 B Notes after Issue Date: CH0101589353
(iii)	Common Code:	A Notes: 043313495 B Notes until Issue Date: 043538802 B Notes after Issue Date: 043313495
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: A Notes: 10.158.935 B Notes until Issue Date: 10.249.944 B Notes after Issue Date: 10.158.935
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	UBS AG, Bahnhofstrasse 45, Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent.
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 6

NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009 and the NZD 75,000,000 per cent. 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009)

Issue Price: 98.900 per cent. (plus 105 days' accrued interest from and including 12 March 2009 to but excluding 25 June 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 23 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are contracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	6 to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009 and the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 450,000,000

	(ii)	Tranche:	NZD 100,000,000
5	Issue Price:		98.900 per cent. of the Aggregate Nominal Amount plus 105 days' accrued interest from and including 12 March 2009 to but excluding 25 June 2009
6	(i)	Specified Denominations:	NZD 1,000
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	25 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	12 March 2009
8	Maturity Date:		12 March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	NZD 51.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest	Not Applicable

for Fixed Rate Notes:

17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) *Early Redemption Amount(s)* payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) *for illegality (Condition 7(j)) or* (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition *7(g) or (e) in the case of* Index Linked Redemption Notes, following an Index Modification, Index	*As set out in the Conditions*

		Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: *amount of each payment comprising* the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	For the purpose of this issue of Notes, which will be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009 and the NZD 75,000,000 5.125 per cent.

Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009, only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution":

No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.457364, producing a sum of (for Notes not denominated in Euro):	Euro 45,736,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	*Listing:*	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 25 June 2009. The Notes are to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 30 April 2009 and the NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 May 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 560

2 *Ratings*

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria,

Rahoitustarkastus in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Çomissão do Mercado de valores Mobiliários* in Portugal and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 98,711,815.07
(iii)	Estimated total expenses:	NZD 1,662,500 (comprising a combined management and underwriting commission, selling concession and NZD 37,500 Managers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.452 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118

	(iii)	Common Code:	041592311
	(iv)	German WKN-code:	A0T7DA
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	*Not Applicable*
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2032A

TRANCHE NO: 1
USD 20,000,000 RMS Callable Range Accrual Notes 2009 due 25 June 2019 (the "Notes")

Issue Price: 100 per cent.

Morgan Stanley & Co. International plc

The date of these Final Terms is 23 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2032A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**" or "**US$**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	25 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 June 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	25 March, 25 June, 25 September and 25 December in each year, commencing on 25 September 2009 and ending on the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	New York and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each Interest Period shall be determined by the Determination Agent, in accordance with the following formula: 11.00 per cent. * N/M Where: "**N**" means, in respect of an Applicable Interest Period, the number of Applicable Days in such Interest Period that the Applicable USD Swap Rate for such Interest Period sets at or within the Range. "**M**" means the number of calendar days in the relevant Interest Period. "**Range**" means 0.00 per cent. to 7.00 per cent.

(inclusive).

"**Applicable Interest Period**" means an Interest Period specified in the column headed Applicable Interest Period as set out in the Annex.

"**Applicable USD Swap Rate**" means, in respect of an Applicable Interest Period, the rate specified in the column headed Applicable USD Swap Rate against such Interest Period as set out in the Annex.

"**1 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 1 year, as determined by the Determination Agent.

"**2 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 2 years, as determined by the Determination Agent.

"**3 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 3 years, as determined by the Determination Agent.

"**4 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 4 years, as determined by the Determination Agent.

"**5 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 5 years, as determined by the Determination Agent.

"**6 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 6 years, as determined by the Determination Agent.

"**7 Year USD Swap Rate**" means in respect of each

Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 7 years, as determined by the Determination Agent.

"**8 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 8 years, as determined by the Determination Agent.

"**9 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 9 years, as determined by the Determination Agent.

"**10 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 10 years, as determined by the Determination Agent.

"**USD-Swap Rate**" means in respect of each Applicable Day the rate published on the Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), expressed as a percentage, as of 11:00 a.m., New York City time on such Applicable Day.

If such rate does not appear on Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), or such page is unavailable on such Applicable Day, the rate for such day will be determined by the Determination Agent in its sole discretion by reference to a substitute screen page.

If no such substitute screen page is available at the time designated above on such Applicable Day, then the Determination Agent shall (x) request from five Reference Banks that they provide to the Determination Agent the Applicable USD Swap Rate at the time and day designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the five values so obtained and (z) determine the Applicable USD Swap Rate by calculating the arithmetical average of the remaining

three values.

If five Reference Banks cannot be polled in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall (x) request from four Reference Banks that they provide to the Determination Agent the Applicable USD Swap Rate at the time and date designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the four values so obtained and (z) determine the Applicable USD Swap Rate by calculating the arithmetical average of the remaining two values.

If fewer than four Reference Banks are available for polling in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall determine the Applicable USD Swap Rate at its sole discretion.

"**Reference Bank**", for the purposes of determining the Applicable USD Swap Rate, means the principal New York office of a major bank in the New York inter-bank market, selected by the Determination Agent in its sole and absolute discretion.

"**Applicable Day**" means each calendar day provided always that (i) in respect of a calendar day which is not a New York Business Day, the Applicable Day will be the New York Business Day that immediately precedes such calendar day; and (ii) the fifth Business Day prior to a Specified Interest Payment Date will be the Applicable Day in respect of all the remaining calendar days prior to such Specified Interest Payment Date.

"**New York Business Day**" means a day on which commercial banks and foreign exchange markets settle payments in USD in New York.

"**Determination Agent**" means Morgan Stanley Capital Services Inc. acting in its sole and absolute discretion.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Determination Agent shall notify the Calculation Agent of the Rate of Interest determined by it pursuant to item 17(v) above in respect of each Interest Period and the Calculation Agent shall calculate the Interest Amount in respect of such Interest Period on the Interest Determination Date.

			"Interest Determination Date" means, in respect of an Interest Period, five Business Days prior to the Specified Interest Payment Date.
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	See item 17(v) above
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 25 September 2009 to (and including) 25 March 2019
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity**		Not Applicable

	Linked Redemption Notes) of each Note	
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.715152, producing a sum of (for Notes not denominated in Euro):	Euro 14,303,040
43	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market and listing on the Official List of the Luxembourg Stock Exchange with effect from 25 June 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0434603741
(iii)	Common Code:	043460374
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)	Not Applicable

5 General

Not Applicable

ANNEX

DETAILS RELATING TO APPLICABLE USD SWAP RATE

Applicable Interest Period	Applicable USD Swap Rate
Each Interest Period ending on or before the Specified Interest Payment Date occurring on 25 June 2010	10 Year USD Swap Rate
Each Interest Period ending after 25 June 2010 and on or before the Specified Interest Payment Date occurring on 25 June 2011	9 Year USD Swap Rate
Each Interest Period ending after 25 June 2011 and on or before the Specified Interest Payment Date occurring on 25 June 2012	8 Year USD Swap Rate
Each Interest Period ending after 25 June 2012 and on or before the Specified Interest Payment Date occurring on 25 June 2013	7 Year USD Swap Rate
Each Interest Period ending after 25 June 2013 and on or before the Specified Interest Payment Date occurring on 25 June 2014	6 Year USD Swap Rate
Each Interest Period ending after 25 June 2014 and on or before the Specified Interest Payment Date occurring on 25 June 2015	5 Year USD Swap Rate
Each Interest Period ending after 25 June 2015 and on or before the Specified Interest Payment Date occurring on 25 June 2016	4 Year USD Swap Rate
Each Interest Period ending after 25 June 2016 and on or before the Specified Interest Payment Date occurring on 25 June 2017	3 Year USD Swap Rate
Each Interest Period ending after 25 June 2017 and on or before the Specified Interest Payment Date occurring on 25 June 2018	2 Year USD Swap Rate
Each Interest Period ending after 25 June 2018 and on or before the Specified Interest Payment Date occurring on the Maturity Date	1 Year USD Swap Rate

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2033A

TRANCHE NO: 1
USD 10,000,000 RMS Callable Range Accrual Notes 2009 due 25 June 2019 (the "Notes")

Issue Price: 100 per cent.

Morgan Stanley & Co. International plc

The date of these Final Terms is 23 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2033A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**" or "**US$**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(iii)	Specified Denominations:	USD 100,000
	(iv)	Calculation Amount:	USD 100,000
7	(v)	Issue Date:	25 June 2009
	(vi)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 June 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(vii) Status of the Notes:	Senior
	(viii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	25 March, 25 June, 25 September and 25 December in each year, commencing on 25 September 2009 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	New York and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest in respect of each Interest Period shall be determined by the Determination Agent, in accordance with the following formula: 11.00 per cent. * N/M Where: "**N**" means, in respect of an Applicable Interest Period, the number of Applicable Days in such Interest Period that the Applicable USD Swap Rate for such Interest Period sets at or within the Range. "**M**" means the number of calendar days in the relevant Interest Period. "**Range**" means 0.00 per cent. to 7.00 per cent.

(inclusive).

"**Applicable Interest Period**" means an Interest Period specified in the column headed Applicable Interest Period as set out in the Annex.

"**Applicable USD Swap Rate**" means, in respect of an Applicable Interest Period, the rate specified in the column headed Applicable USD Swap Rate against such Interest Period as set out in the Annex.

"**1 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 1 year, as determined by the Determination Agent.

"**2 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 2 years, as determined by the Determination Agent.

"**3 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 3 years, as determined by the Determination Agent.

"**4 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 4 years, as determined by the Determination Agent.

"**5 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 5 years, as determined by the Determination Agent.

"**6 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 6 years, as determined by the Determination Agent.

"**7 Year USD Swap Rate**" means in respect of each

Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 7 years, as determined by the Determination Agent.

"**8 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 8 years, as determined by the Determination Agent.

"**9 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 9 years, as determined by the Determination Agent.

"**10 Year USD Swap Rate**" means in respect of each Applicable Day in the relevant Interest Period a rate equal to the USD-Swap Rate for such day for a Designated Maturity (as defined in the ISDA Definitions) of 10 years, as determined by the Determination Agent.

"**USD-Swap Rate**" means in respect of each Applicable Day the rate published on the Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), expressed as a percentage, as of 11:00 a.m., New York City time on such Applicable Day.

If such rate does not appear on Reuters Page ISDAFIX1 (or such other page that may replace that page on that service or a successor service), or such page is unavailable on such Applicable Day, the rate for such day will be determined by the Determination Agent in its sole discretion by reference to a substitute screen page.

If no such substitute screen page is available at the time designated above on such Applicable Day, then the Determination Agent shall (x) request from five Reference Banks that they provide to the Determination Agent the Applicable USD Swap Rate at the time and day designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the five values so obtained and (z) determine the Applicable USD Swap Rate by calculating the arithmetical average of the remaining

three values.

If five Reference Banks cannot be polled in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall (x) request from four Reference Banks that they provide to the Determination Agent the Applicable USD Swap Rate at the time and date designated above in respect of the relevant Interest Period, (y) discard the highest and lowest of the four values so obtained and (z) determine the Applicable USD Swap Rate by calculating the arithmetical average of the remaining two values.

If fewer than four Reference Banks are available for polling in the manner provided for above at the time and day designated above in respect of the relevant Interest Period, then the Determination Agent shall determine the Applicable USD Swap Rate at its sole discretion.

"**Reference Bank**", for the purposes of determining the Applicable USD Swap Rate, means the principal New York office of a major bank in the New York inter-bank market, selected by the Determination Agent in its sole and absolute discretion.

"**Applicable Day**" means each calendar day provided always that (i) in respect of a calendar day which is not a New York Business Day, the Applicable Day will be the New York Business Day that immediately precedes such calendar day; and (ii) the fifth Business Day prior to a Specified Interest Payment Date will be the Applicable Day in respect of all the remaining calendar days prior to such Specified Interest Payment Date.

"**New York Business Day**" means a day on which commercial banks and foreign exchange markets settle payments in USD in New York.

"**Determination Agent**" means Morgan Stanley Capital Services Inc. acting in its sole and absolute discretion.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Determination Agent shall notify the Calculation Agent of the Rate of Interest determined by it pursuant to item 17(v) above in respect of each Interest Period and the Calculation Agent shall calculate the Interest Amount in respect of such Interest Period on the Interest Determination Date.

		"Interest Determination Date" means, in respect of an Interest Period, five Business Days prior to the Specified Interest Payment Date.
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	See item 17(v) above
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(ix)	Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 25 September 2009 to (and including) 25 March 2019
(x)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
(xi)	If redeemable in part:	Not Applicable
(xii)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity**	Not Applicable

	Linked Redemption Notes) of each Note		
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(xiii)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(xiv)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(xv)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(xvi) If syndicated, names and addresses of Managers:	Not Applicable
	(xvii) Stabilising Manager(s) (if any):	Not Applicable
	(xviii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.715152, producing a sum of (for Notes not denominated in Euro):	Euro 7,151,520
43	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(xix)	Listing:	Luxembourg
(xx)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market and listing on the Official List of the Luxembourg Stock Exchange with effect from 25 June 2009.
(xxi)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Operational information

(xxii)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(xxiii)	ISIN:	XS0434632336
(xxiv)	Common Code:	043463233
(xxv)	German WKN-code:	Not Applicable
(xxvi)	Private Placement number	Not Applicable
(xxvii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xxviii)	Delivery:	Delivery against payment
(xxix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xxx)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)	Not Applicable

5 General

Not Applicable

ANNEX

DETAILS RELATING TO APPLICABLE USD SWAP RATE

Applicable Interest Period	Applicable USD Swap Rate
Each Interest Period ending on or before the Specified Interest Payment Date occurring on 25 June 2010	10 Year USD Swap Rate
Each Interest Period ending after 25 June 2010 and on or before the Specified Interest Payment Date occurring on 25 June 2011	9 Year USD Swap Rate
Each Interest Period ending after 25 June 2011 and on or before the Specified Interest Payment Date occurring on 25 June 2012	8 Year USD Swap Rate
Each Interest Period ending after 25 June 2012 and on or before the Specified Interest Payment Date occurring on 25 June 2013	7 Year USD Swap Rate
Each Interest Period ending after 25 June 2013 and on or before the Specified Interest Payment Date occurring on 25 June 2014	6 Year USD Swap Rate
Each Interest Period ending after 25 June 2014 and on or before the Specified Interest Payment Date occurring on 25 June 2015	5 Year USD Swap Rate
Each Interest Period ending after 25 June 2015 and on or before the Specified Interest Payment Date occurring on 25 June 2016	4 Year USD Swap Rate
Each Interest Period ending after 25 June 2016 and on or before the Specified Interest Payment Date occurring on 25 June 2017	3 Year USD Swap Rate
Each Interest Period ending after 25 June 2017 and on or before the Specified Interest Payment Date occurring on 25 June 2018	2 Year USD Swap Rate
Each Interest Period ending after 25 June 2018 and on or before the Specified Interest Payment Date occurring on the Maturity Date	1 Year USD Swap Rate

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2003A
TRANCHE NO: 4

AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") (to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009 and the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009)

Issue Price: 98.30 per cent. plus 64 days' accrued interest from and including 23 April 2009 to but excluding 26 June 2009

The date of these Final Terms is 24 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	4 to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009 and the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 325,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		98.30 per cent. of the Aggregate Nominal Amount plus 64 days' accrued interest from

			and including 23 April 2009 to but excluding 26 June 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	26 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 April 2009
8	Maturity Date:		23 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 April in each year
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates	Yes

		(Condition 7(*c*)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice

			is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.548543, producing a sum of (for Notes not denominated in Euro):	Euro 54,854,300
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 26 June 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009 and the AUD 75,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in

Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 97,437,054.79 (including 64 days' accrued interest)
(iii)	Estimated total expenses:	AUD 1,915,000 (comprising a combined management selling and underwriting commission of AUD 1,875,000 and Managers' expenses of AUD 40,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.414 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0423787711
(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA

(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2030A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2009 due 29 June 2039

Issue Price: 100.00 per cent.

HSBC Bank plc

The date of these Final Terms is 25 June 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 8 May 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2030A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	29 June 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		29 June 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		The Final Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	7.20 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(*a*)):	30/360 (unadjusted)
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	*Optional Redemption Date(s):*	*As specified below*
	(ii)	Optional Redemption Amount(s) *of each Note and* method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price.

Optional Redemption Dates:	Optional Redemption Amount (in USD):	Redemption Price (per cent.):
29 June 2010	10,720,000.00	107.200000000
29 June 2013	13,206,238.66	132.062386586
29 June 2016	16,269,098.83	162.690988346
29 June 2019	20,042,313.62	200.423136165
29 June 2022	24,690,632.17	246.906321726
29 June 2025	30,417,013.16	304.170131625
29 June 2028	37,471,486.48	374.714864836
29 June 2031	46,162,070.28	461.620702792
29 June 2034	56,868,219.88	568.682198769
29 June 2037	70,057,395.88	700.573958752

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date, for which Business Days are London and New York
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 805,088.3842 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(*i*)	*Early Redemption Amount*(s) payable per Calculation Amount and/or the method of calculating the same (*if* required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked *Redemption Notes, following an* Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes *only*) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances *specified in the permanent Global Note*
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which *each payment* is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	*Redenomination, renominalisation and* reconventioning provisions	*Not Applicable*
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding *Condition* 17, *notices to* Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank plc 8 Canada Square London E15 5HQ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.715152, producing a sum of (for Notes not denominated in Euro):	Euro 7,151,520
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 29 June 2009
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0434632096
(iii)	Common Code:	043463209
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

5 General

Not Applicable